UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,380,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,380,117
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14	TYPE OF REPORTING PERSON* IA, PN

(1)

Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022, to settle the obligations as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,380,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,380,117
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14	TYPE OF REPORTING PERSON* OO, HC

(1)

Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022, to settle the obligations as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,380,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,380,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)

Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022, to settle the obligations as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,380,117
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,380,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,380,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)

Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022, to settle the obligations as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

AMENDMENT NO. 18 TO SCHEDULE 13D

This Amendment No. 18 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D (the “Amendment No. 7”), filed on August 4, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020, Amendment No. 11 to Schedule 13D (the “Amendment No. 11”) filed on January 12, 2021, Amendment No. 12 to Schedule 13D (the “Amendment No. 12”) filed on September 8, 2021, Amendment No. 13 to Schedule 13D (the “Amendment No. 13”) filed on October 5, 2021, Amendment No. 14 to Schedule 13D (the “Amendment No. 14”) filed on March 8, 2022, Amendment No. 15 to Schedule 13D (the “Amendment No. 15”) filed on August 24, 2022, Amendment No. 16 to Schedule 13D (the “Amendment No. 16”) filed on August 26, 2022 and Amendment No. 17 to Schedule 13D (the “Amendment No. 17”) filed on October 25, 2022 (the “Schedule 13D”).

This Amendment No. 18 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons hold the securities reported herein for investment purposes. On November 8, 2022, the Issuer exercised in full its mandatory conversion rights for the Preferred Stock to convert each share of Preferred Stock into 4.4878 shares of Common Stock and a cash payment of $6.3337. The settlement of the conversion occurred on November 15, 2022.

The Reporting Persons continuously assess the price level of the Issuer’s securities, the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, conditions in the securities markets and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may (i) determine to sell or otherwise dispose of all or some of the Issuer’s Securities (as defined below) in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise; (ii) engage in hedging or similar transactions, such as short sales and options trades or (iii) acquire additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise.

The Reporting Persons may communicate with the Issuer’s management and Board of Directors, as well as holders of equity or debt securities or other indebtedness of the Issuer, regarding potential transactions involving the Issuer’s equity or debt securities or other indebtedness. Such potential transactions could involve third parties and could include, but are not limited to, amendments to agreements governing the Issuer’s indebtedness and provision of additional financing to the Issuer. The Reporting Persons or their affiliates may participate in any such transactions or any other transactions that may be undertaken by the Issuer. In addition, the Reporting Persons may discuss potential capital structure transactions, strategic transactions, business ventures or other items described in Item (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022, to settle the obligations as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022. The information below is provided as of 9 am New York City Time on November 15, 2022.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 7,380,117 shares of Common Stock and the power to dispose of 7,380,117 shares of Common Stock held in the Accounts, consisting of shares received upon the conversion of the Preferred Stock. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 7,380,117 shares of Common Stock and the power to dispose of 7,380,117 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 7,380,117 shares of Common Stock and the shared power to dispose of 7,380,117 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 7,380,117 shares of Common Stock and the shared power to dispose of 7,380,117 shares of Common Stock held in the Accounts.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

As of 9 am on November 15, 2022, the Accounts currently have an aggregate short call option position relating to 438,600 shares of Common Stock that expires on January 20, 2023, an aggregate short call option position relating to 500,000 shares of Common Stock that expires on November 18, 2022, and an aggregate short call option position relating to 1,100,000 shares of Common Stock that expires on December 16, 2022. The Accounts may from time to time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP, LLC
Its General Partner

By:	Josh Baumgarten
Its Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP, LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact